Exhibit 12(a)

General Electric Capital Corporation and Consolidated Affiliates
Computation of Ratio of Earnings to Fixed Charges

	Nine Months ended September 30, 2011	Year ended December 31,

(Dollars in millions)		2010	2009	2008	2007	2006

Earnings (loss)(a)	$5,618	$2,027	$(2,693)	$6,157	$13,526	$11,915
Plus:
Interest included in expense(b)	10,721	14,924	17,491	24,654	22,420	17,605
One-third of rental expense(c)	153	212	267	171	336	306

Adjusted “earnings”(d)	$16,492	$17,163	$15,065	$30,982	$36,282	$29,826

Fixed Charges:
Interest included in expense(b)	$10,721	$14,924	$17,491	$24,654	$22,420	$17,605
Interest capitalized	19	39	39	65	80	77
One-third of rental expense(c)	153	212	267	171	336	306

Total fixed charges	$10,893	$15,175	$17,797	$24,890	$22,836	$17,988

Ratio of earnings to fixed charges	1.51	1.13	0.85	1.24	1.59	1.66

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.
(b)	Included interest on tax deficiencies.
(c)	Considered to be representative of interest factor in rental expense.
(d)

In accordance with item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,732 million.